Exhibit 11.1

ROYAL HAWAIIAN ORCHARDS, L.P.

Computation of Net Income (Loss) per Class A Unit (unaudited)

(in thousands, except per unit data)

	Three months				Nine months
	ended September 30,				ended September 30,
	2013		2012		2013		2012

Net income (loss)	$(1,217)		$296		$(2,996)		$(509)

Class A Unit Holders (ownership percentage)	x	100%	x	100%	x	100%	x	100%

Net income (loss) allocable to Class A Unit Holders	$(1,217)		$296		$(2,996)		$(509)

Class A Units outstanding	7,500		7,500		7,500		7,500

Net income (loss) per Class A Unit	$(0.16)		$0.04		$(0.40)		$(0.07)